    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1)OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                      THE LATIN AMERICA EQUITY FUND, INC.
                       (Name of Subject Company (issuer))
                      THE LATIN AMERICA EQUITY FUND, INC.
                 (Names of Filing Persons (offerer and issuer))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   51827Q106
                     (CUSIP Number of Class of Securities)
                                Hal Liebes, Esq.
                             Senior Vice President
                      The Latin America Equity Fund, Inc.
                              466 Lexington Avenue
                                   16th Floor
                            New York, New York 10017
                                 (212) 875-3500

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                            ------------------------

                                With a copy to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                         New York, New York 10019-6099
                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION $16,499,080(a)              Amount of Filing Fee $3,300(b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 1,312,576 shares in the offer, based upon a price per share of $12.57, which represents 95% of the net asset value per share at October 19, 2001.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: ____________________________________________________
    Form or Registration No. ___________________________________________________
    Filing Party: ______________________________________________________________
    Date Filed: ________________________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                             INTRODUCTORY STATEMENT

    This Tender Offer Statement on Schedule TO relates to an offer by The Latin America Equity Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 1,312,576 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 24, 2001 and the related form of Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)     Offer to Purchase, dated October 24, 2001.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
            and Other Nominees.
(a)(5)     Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
(a)(6)     Text of press release issued by the Fund dated October 24, 2001.
(a)(7)     Text of letter to shareholders of the Fund dated October 24, 2001, from James P. McCaughan, Chairman of the Board of Directors and Chief Executive Officer.
(a)(8)     Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(b)(1)     Credit Agreement, dated as of June 23, 1999 (the "Credit Agreement"), among the Fund, other investment companies or portfolios thereof advised by Credit Suisse Asset Management, LLC, the banks party thereto from time to time, Deutsche Bank AG, New York Branch, as administrative agent, The Bank of Nova Scotia, as syndication agent, and State Street Bank and Trust Company, as operations agent.(1)
(b)(2)     First Amendment to the Credit Agreement, dated as of June 21,
            2000.(2)
(b)(3)     Second Amendment to the Credit Agreement, dated as of June 20, 2001
(c)-(h)    Not applicable.

------------------------
(1) Filed as Exhibit 99.13.E to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).
(2) Filed as Exhibit 99.13.F to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LATIN AMERICA
                                          EQUITY FUND, INC.

                                          By:/s/ HAL LIEBES
                                          --------------------------------------

                                             Name: Hal Liebes
                                             Title: Senior Vice President

Dated: October 24, 2001

                                 EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------
(a)(1)                  Offer to Purchase, dated October 24, 2001.

(a)(2)                  Form of Letter of Transmittal.

(a)(3)                  Form of Notice of Guaranteed Delivery.

(a)(4)                  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(5)                  Form of Letter to Clients of Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

(a)(6) Text of press release issued by the Fund dated October 24, 2001.

(a)(7)                  Text of letter to shareholders of the Fund dated
                        October 24, 2001, from James P. McCaughan, Chairman of the
                        Board of Directors and Chief Executive Officer.

(a)(8)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(b)(1)                  Credit Agreement, dated as of June 23, 1999 (the "Credit
                        Agreement"), among the Fund, other investment companies or portfolios thereof advised by Credit Suisse Asset
                        Management, LLC, the banks party thereto from time to time,
                        Deutsche Bank AG, New York Branch, as administrative agent,
                        The Bank of Nova Scotia, as syndication agent, and State
                        Street Bank and Trust Company, as operations agent.(1)

(b)(2) First Amendment to the Credit Agreement, dated as of June 21, 2000.(2)

(b)(3) Second Amendment to the Credit Agreement, dated as of June 20, 2001

(c)-(h)                 Not applicable.

------------------------
(1) Filed as Exhibit 99.13.E to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).
(2) Filed as Exhibit 99.13.F to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).